     Ex-99.6.d.i

EXHIBIT A*
SUBADVISORY AGREEMENT AMONG
ABERDEEN ASSET MANAGEMENT INC., ABERDEEN FUNDS
AND ABERDEEN ASSET MANAGEMENT INVESTMENT SERVICES LIMITED

In the event that Subadviser is allocated a portion of a Fund to manage, for management services provided under this Subadvisory Agreement, the Subadviser would receive an annual fee paid monthly based on average daily net assets of the applicable Fund according to the following schedule:

Funds of the Trust Aberdeen China Opportunities Fund	Advisory Fees 0.625% on assets up to $500 million 0.600% on assets of $500 million but less than $2 billion 0.575% on assets of $2 billion and more

Aberdeen Developing Markets Fund	0.525% on assets up to $500 million 0.500% on assets of $500 million but less than $2 billion 0.475% on assets of $2 billion or more

Aberdeen International Equity Fund	0.450% on assets up to $500 million 0.425% on assets of $500 million but less than $2 billion 0.400% on assets of $2 billion or more

Aberdeen Select Worldwide Fund	0.450% on assets up to $500 million 0.425% on assets of $500 million but less than $2 billion 0.400% on assets of $2 billion or more

Aberdeen Global Utilities Fund	0.350% on assets up to $500 million 0.325% on assets of $500 million but less than $2 billion 0.300% on assets of $2 billion or more

Aberdeen Core Plus Income Fund	0.325% on assets up to $500 million 0.305% on assets of $500 million but less than $1 billion 0.285% on assets of $1 billion but less than $5 billion 0.255% on assets of $5 billion or more

Aberdeen Asia Bond Institutional Fund Aberdeen Global Fixed Income Fund Aberdeen Global Small Cap Fund Aberdeen International Equity Institutional Fund	0.400% on all assets 0.250% on all assets 0.500% on all assets 0.500% on all assets

*As most recently approved at the __________, 2009 Board Meeting.

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